

Grupo Melo, S.A.

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033 / 323-6900
Fax: 224-2311
grupomelo.com



05009388

June 28, 2005


SEC MAIL PROCESSING
RECEIVED
JUN
WASH. D.C.
SECTION
183

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9),
450 Fifth Street, NW
Washington, D.C. 20549

SUPPL

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A. (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on March 31th, 2005.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended March 31th, 2005.
3. Annual Update Report ended on December 31sth, 2004.
4. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries ended December 31sth, 2004.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

Sincerely yours,

Eduardo Jaspe L.
Vicepresident of Finance and Planning

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Michael Vexler
(The Bank of New York)

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2005
WASH. D.C.
183
SECTION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on March 31, 2005

GRUPO MELO, S.A.

REGISTERED SECURITIES: COMMON STOCKS

ADDRESS: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE: 221-0033 FAX 224-2311

EMAIL: dirfinanzas@grupomelo.com

I PART

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the proprietary of the 100% of the shares issued and circulating of the operative companies.

Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of companies actually conformed by 6 corporations (subsidiaries) Empresas Melo, S.A., Altos de Vistamares, S.A., Comercial Avicola, S.A., Bolmesa, S.A., Inmobiliaria Los Libertadores, S.A., Inversiones Chicho,S.A.; which activities are diversified in several areas of trade and the industry.

Internally the Group is divided in 7 divisions: Food (has farms for reproduction and raising of chicken, a chicken slaughter house, and a plant for the processing of aggregated value products based on chicken meat), Stores, Machinery, Woods, Restaurants, Real State and Services.

ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

For the period that ended at March 31, 2005, the current rate is at 1.10, liquidity slightly lower to 1.12 on which ended on December 2004. This is principally caused by the increase of the short term financial debt in the order of $3.9 millions, which was used principally to cover the working capital needs. It can be observed that even though the increase in the sales is in the order of 11.3%, the current assets are maintained relatively similar versus the close of December 2004.

B. Capital Resources

Grupo Melo, S.A. does not shows any substantial variations for the first quarterly of 2005 versus December 2004 related to the total assets. Nevertheless, when comparing it against the first quarterly of the year 2004, we observe an increase in the order of $2.3millions or1.8%, due to the increase of the inventory rubric in the line of machinery (automobiles), stores and poultry (laying eggs hens, growing chicken, and others). Besides presents an increase in the long term collectable documents of $1.5 millions since the increase in the sales, specially the Division of Real State. Nevertheless, is opposed by the decrease in the line of plows of land, securities, machinery and improvements that decrease on $3.9 due principally to the sales of the Protein Recuperation Plant in July 2004.

The total liabilities show significative variations for the period of march 2005 and December 2004. Nevertheless, in relation to march 2004 the total liabilities increased in $3.0 millions or 3.5% product of the payable accounts to suppliers and by the emission of commercial negotiable valuables in December 2004.

The Patrimony increased in $728 millions product of the profits withhold versus December 2004, making that the relation debt / Capital of the period that ended March 31, 2005 be 2.19 lower than the December 2004 that fixed in 2.23.

C. Results of the Operations.

At the closing of April 30, 2005 Grupo Melo, S.A. presents an increment on its incomes versus the month of March 2004 of $ 3.6 millions which represents a 11.3%. This increment on the sales is principally due to that the Division of Real State overpass significative the projected sales. Also to that the Division of Poultry and the Division of Stores overpass its sales projections.

Even though the costs of the sales for this first quarterly of 2005 increased in $ 2.4 millions or 14.7% versus last year and its gross margin decrease on 50.3% to 48.3 respectively, the gross profits increased to 1.2 millions or 7.8% for the same period evaluated which indicates that these increment in the sales prices is proportional to the sales increase budgeted.

The operative margin at March 31 2005 was fixed in 6.9% with a difference to March 2004 that finished in 6.5% this increase is the product of the implementation of the control on the general expenses, administrative and others policies, as this expenses had a proportionally decrease versus last year net sales.

As a result of the operations of this quarterly was obtained a net profit in the order of $828 millions resulting a net profit margin of 2.3% higher to march 2004 that settle down in 2.1%. This performance over the capital was registered in 2.0% versus 1.7% of the previous period.

D. Analysis of Perspectives.

The Division of Restaurants continues to consolidate the position of the chain of restaurants Pio Pio in the Country. Within its short term strategic expansion plans is foreseen to open new restaurants in the country and in the capital city. Besides, we continue the efforts to initiate a franchise of the chain Pio Pio at national as well as international level.

We hired a consulter who made a study on the value increase of the trade mark Pio Pio. Its results indicates that the acceptance of the trademark is climbing to the more wealthy class of persons and for this reason we are strongly working to raise its level.

We continually review the menus in the restaurants Pio Pio and that is why we study the possibility to implement new popular combinations. Besides soon we will launch a promotions campaign were we will raffle an FIAT Automobile, within the great diversity of prices that will be offered in this activity.

In reference to the Division of Stores we wait that for these second quarterly of 2005 the situation of the rice producers will be stabilized and that is why is already approved a sales plan of inputs to these sector.

The international markets of corn and soybean, principal ingredients for the poultry rations and that represents the 60% of the production costs, continue with increments in the prices. Additionally in this period of the year, the climatologic factors are not the more e favorable for the growth and reproduction of the fowl and that is why is important to take control of the growing conditions. We wait the prices for the fresh chicken meat maintains fair and stabilized during the rest of the year.

Related to the business of exporting the Embutidos and Conservas, S.A. (aggregated Value Food Products, chicken Sausages and Frankfurters) we continue our efforts to open markets and integrate new customers. Actually two companies in Tawiwan has accessed the quota of import of Panamanian poultry products so we foresee that finally this transactions will be done at short term period.

Actually is taking place a general administrative restructuring process in ECOSA, S.A. (aggregated value division) and the General Manager has been replaced by Lic. Roberto Tribaldos who has an excellent performance and eleven years of experience in diverse areas of the Group and the Administrative Manager by the Lic. Miguel Guzman who have been nine year with the Group and a fairly experience in processes and controls. Also it has been received external counsel in order to improve the operation and achieve the awaited results.

In 2004 the line of automobiles FIAT of the Division of Machinery positioned as the line number 16 in a period of less that a year. To be in this position is an important achievement that shows the efficiency and the potential that this line of automobiles have. We are making efforts so the line FIAT be within the first ten places at the end of 2005.

The Division of Woods that operates a factory of doors continues its leadership in the market at national level and is foreseen an increase in the sales as is estimated, that to the end of the year will continue the improvement in construction and industry matters. Related to the international market, is projected and increase of the exports as we are making great efforts in the markets of United States of America, Puerto Rico and Dominican Republic.

The Division of Real State at the end of march 31, 2005 registered and increase in its sales of "homesitas" of 89.1% versus the same period of the years 2004; this results were achieved greatly by the growing demand of plot of ground by the foreign customers, which concentrated its preferences in the project Altos de Maria. We wait that this tendency is kept for what is foreseen for the year 2005 a increase of sales from the 40% to 45%.

In Altos de Maria is being build a park, a commercial area and a location for a church which generates an aggregate value to those projects.

Related to the marketing strategies of the Division of Real State, we will keep and aggressive policy of positioning, specially in the international market, and that is why we have hired a consultant in marketing strategy and we continue our job to increase the marketing of the project through the new web pages.

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES

A. Presentation applicable to issuers of the commercial and industrial sector:

FINANCIAL STATEMENTS	Quarterly At 31/03/05	Quarterly at 31/12/04	Quarterly at 30/09/04	Quarterly a 30/06/04
Total Sales or Incomes	36.455	158.351	106.472	67.204
Operation Margin	6,89%	3,73%	4,43%	4,58%
General and Administrative Expenses.	13.863	54.975	40.990	27.078
Net Utilityt or Loss	828	162	511	247
Shares issued and circulating	2.324.314	2.324.314	2.328.314	2.324.314
Profit or Loss per share	$0,356	$0,070	$0,220	$0,106
Depreciation and Amortization	1.230	4.995	3.682	2.448
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly 31/03/05	Quarterly at 31/12/04	Quarterly at 30/09/04	Quarterly 30/06/04
Current Assets	59.043	59.055	61.949	59.219
Total Assets	130.885	129.992	132.103	132.819
Current Liabilities	53.632	52.652	58.099	55.595
Long Term Debt	36.131	36.959	33.183	36.024
Preferential Stocks	0	0	0	0
Paid Capital	21.268	21.268	21.267	21.267
Retained earnings	19.831	19.104	19.533	19.919
Total Stockholders equity	41.018	40.290	40.719	41.105
FINANCIAL RATIOS				
Dividend / Share	$0.05	$0,38	$0.35	$0,12
Total Debt/ Patrimony	2,19	2,23	2,24	2,23
Working Capital	5.411	6.403	3.850	3.624
Up-to-date Rate	1,10	1,12	1,07	1,07
Operative earnings / Financial Expenses	1,91	1,06	1,12	1,09

III PART
FINANCIAL STATEMENTS

Are attached to this report the Financial Statements of Grupo Melo, S.A.

Consolidated Financial Statements

Grupo Melo, S. A.

Months ended March 31, 2005 and 2004
with Internal Auditor Report

CONTENTS

GENERAL INFORMATION

Directors
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eduardo Jaspe (Vicepresident – Treasurer)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Mendoza, Arias, Valle & Castillo
Mejia & Asociados
Encobros.com
Vergara, Anguizola y Asociados
Suarez, Castillero, Holmes & Richa
Jennifer Jacinto Fuentes
Santamaria, Barrios & Ordoñes

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Primer Banco del Istmo, S. A.
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 31 of March of 2005 and 31 of December of 2004, the connected states consolidated of results and cash flow, for the three finished months the 31 of March of 2005 and 2004 in accordance with International Financial Reporting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Financial Reporting Standards.



Ráfael De Gracia
CPA 573

April 31, 2005

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET
March 31, 2005

	Notes		*March 2005*		*December 2004*
ASSETS					
Current Assets					
Cash	3	B/.	**3,810**	B/.	2,626
Notes and trade receivable, net	4		**18,949**		19,188
Loans receivable, net	5		**18**		24
Inventories	6		**29,339**		30,163
Inventories of layer hens	7		**606**		558
Parcel lot for sale			**3,291**		3,562
Prepaid income tax			**298**		634
Severance fund			**1,934**		1,874
Prepaid expenses			**798**		426
			59,043		59,055
Non-Current Assets					
Notes receivable, net of current portion	4		**5,059**		4,520
Deferred income tax	17		**610**		610
Parceled lot for sale			**5,986**		5,353
Investment, at equity	8		**1,755**		1,755
Properties, equipment and improvements, net	9		**51,004**		51,656
Forestal investment	10		**3,282**		3,241
Other assets			**4,146**		3,802
			71,842		70,937
TOTAL ASSETS		**B/.**	**130,885**	B/.	129,992

(in thousands of dollars)

CONSOLIDATED BALANCE SHEET continued
March 31, 2005

	Notes		*March 2005*		*December 2004*
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	**B/.**	**27,735**	B/.	23,808
Negotiable comercial values	14		**3,000**		4,000
Bonds payables	15		**2,245**		2,245
Notes and accounts payable - trade			**16,143**		18,148
Reserve for seniority premium			**2,628**		2,656
Accrued expenses and other liabilities	11		**1,881**		1,795
			53,632		52,652
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**3,566**		4,100
Bonds Payables	15		**32,565**		32,859
Minority interest			**104**		90
			36,235		37,049
Commitments and contingency	21				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**19,831**		19,104
Treasury stocks			**(123)**		(123)
Deemed dividend tax			**(81)**		(81)
Total Shareholders' Equity			**41,018**		40,291
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**130,885**	B/.	129,992

(in thousands of dollars)

CONSOLIDATED STATEMENT OF INCOME

	Notes	Three months ended March 31 2005	2004
Revenue			
Net sales		**B/. 36,091**	B/. 32,762
Cost of sales		**18,852**	16,429
Gross income		**17,239**	16,333
Other income		**247**	156
General and administrative expenses	22	**(13,863)**	(13,261)
Depreciation and amortization	9	**(1,230)**	(1,222)
Income from operative activities		**2,393**	2,006
Interest income		**117**	153
Interest and financial charges		**(1,314)**	(1,368)
Income from operative activities before income tax		**1,196**	791
Income tax	17	**(354)**	(94)
Income before participation in investment loss and minority interest		**842**	697
Minority interest		**(14)**	(2)
Net income		**B/. 828**	B/. 695
Earnings per basic share	20	**B/. 0.36**	B/. 0.29

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Three months ended March 31, 2005

	Note		*Issued Capital*		*Treasury Stocks*	*Retained Earnings*	*Deemed Tax*	*Total*
At January 1, 2004		B/.	21,391	B/.	-	19,837	B/. (81)	B/.41,147
Net income			-		-	161	-	161
Dividends paid	16		-			(894)	-	(894)
Deemed dividend tax			-		(123)	-	-	(123)
At December 31, 2004		**B/.**	**21,391**	**B/.**	**(123)**	**B/19,104**	**B/. (81)**	**B/.40,291**
Net income			-		-	828	-	828
Dividends paid			-		-	(101)	-	(101)
At March 31, 2005		**B/.**	**21,391**	**B/.**	**(123)**	**B/.19,831**	**B/. (81)**	**B/. 41,018**

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Notes	*Three months ended March 31* 2005	2004
Cash flows from operating activities			
Income before income tax		B/. **1,196**	B/. 791
Adjustments for:			
Depreciation and amortization	9	**1,230**	1,222
Allowance for doubtful accounts and loans	5	**124**	101
Reserve for seniority premium		**188**	100
Interest paid		**1,314**	1,368
Interest earned		**(117)**	(153)
Operating results before changes in working capital		**3,935**	3,429
Notes and trade receivable		**115**	2,419
Loans receivable		**6**	(5)
Inventories		**824**	(382)
Layer hens inventory		**(48)**	(41)
Parceled land for sale		**271**	-
Prepaid expenses		**(372)**	(740)
Notes and accounts payable - trade		**(2,005)**	(3,271)
Accrued expenses and other liabilities		**80**	701
Seniority premium paid		**(216)**	(93)
Dividends payable		**-**	2
Clients deposits		**6**	-
Cash proceeds from operations		**2,596**	2,019
Interest paid		**(1,314)**	(1,368)
Interest earned		**117**	153
Income tax paid		**(18)**	(39)
Net cash flows from operating activities		**1,381**	765
Cash flows from investing activities			
Severance fund		**(60)**	(22)
Purchase of properties, equipment and improvements, net of disposals	9	**(578)**	(1,500)
Parceled land for sale	8	**(633)**	19
Forestry investmnet		**(41)**	-
Net cash flows used in investing activities		**(1,312)**	(1,503)

(in thousands of dollars)

CONSOLIDATED STATEMENT OF CASH FLOWS continued

	Note	Three months ended March 31 2005		2004	
Cash flows from financing activities					
Notes receivable, net of current portion		**B/.**	**(539)**	B/.	(1,271)
Other assets			**(344)**		683
Loans payments and leasing obligations			**(14,878)**		(11,902)
Proceeds from loans and leasing obligations			**18,271**		13,887
Negotiable comercial values			**(1000)**		-
Redemption of bons			**(294)**		-
Dividends paid			**(101)**		(100)
Net cash flows used in financing activities			**1,115**		1,297
Net increase (decrease) in cash			**1,184**		559
Cash at January 1			**2,626**		2,599
Cash at March 31		**B/.**	**3,810**	B/.	3,158

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing and sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

At March 31, 2005 and 2004 the Group had 3,029 pemanent employees and 320 temporary employees and 2,932 permanent employees and 298 temporary employees, respectively.

Corporate Governance

Corporate Governance policies review

The general policies and procedures of the Board of Directors of Grupo Melo incorporate norms and standards pertaining to Corporate Governance as further described. These norms and standards as applied to Grupo Melo has been established voluntarily.

The operation of the Corporate Governance is made through the comision of members of the Board of Directors while existing an Audit Committee.

Grupo Melo´s Corporate Governance objectives, which were adopted since its creation, have the following general purposes:

- To establish specific guidelines for the functioning of the Board of Directors and the Executive Committee.
- To promote sound management practices
- To establish clear rulings for management's chain of command and delegation of authority, responsibility and accountability.
- To create a management process to identify, verify and control moral and operative risks.
- To establish executive composition policies and Senior Management performance appraisal criteria.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

The Board of Directors functioning guidelines set the following parameters:

- Policies pertaining to information and communication with shareholders and third parties.
- Procedures for decision making and resolution of conflict of interest among Directors and Key Executives.
- Verification of compliance of accounting policies and risks control procedures.
- Approval of the following corporate strategic objectives.
- Permanent monitoring and evaluation of administrative and financial management.

Executive Committee

Grupo Melo's Executive Committee meets weekly and its decision are ratified by Grupo Melo S.A.'s Board of Directors at their monthly regular meetings. Clause 9th of the Corporate By-Laws constituted by Grupo Melo S.A., establishes the functions of the Executive Committee which are taking decisions on the administration, objectives and policies applicable to the business concern that cannot wait for the calling of a meeting of the Board of Directors. However, the decisions adopted by the Executive Committee will be subject to the confirmation or modification of the Board of Directors.

The Executive Committee of the Board of Directors always will act by delegation of the Board of Directors, will be comprised by three (3) Principal Members and three (3) Substitute Members.

The Executive Committee's Principal Members will be persons occupying the position of Board Director-Dignitary whom at the same time are senior operating executive at Grupo Melo and/or its affiliates, and the Substituted Members will be three executives of Grupo Melo and/or its affiliates, designated by the Principal Members.

Board of Directors Permanent Committees

The Auditing Committee, Executive Compensation, and Corporate Governance and Strategic Planning are the three standing committees of Grupo Melo S. A. Board of Directors. These Committees were established by Grupo Melo, S. A. at its regular monthly meeting on June 24th, 2000.

On Grupo Melo's Board of Directors extraordinary session celebrated on July 1st, 2000 it was resolved that the Auditing Committee, Executive Compensation and Corporate Governance and Strategic Planning will be composed as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003

1. Corporate Information (continued)

Auditing Committee

Miguel De Janón - Principal
Manuel D. Cabarcos - Principal
Eduardo Jaspe - Principal
Federico F. Melo K. - Substitute

Executive Compensation and Corporate Governance

Alfonso De La Espriella - Principal
Juan Carlos Fabrega - Principal
Ricardo Delvalle – Principal
Felix B. Maduro - Principal
Laury Melo de Alfaro - Substitute

Corporate Governance and Strategic Planning

Arturo D. Melo S. - Principal
Nicolas A. Barletta - Principal
Arturo D. Melo K.- Principal
Juan C. Fabrega - Principal
Virgilio Sosa - Principal

In the absence of some of the Principal Members on such committees, the Substitute Members will be habilitated to act with the right to vote. The participation of Grupo Melo employees as members of any committee does not represent the payment of allowance.

Grupo Melo's Board of Directors also is accustomed to constitute special committees charged with responsibility to analyze specific issues and to present recommendations to the Board.

Auditing Committee

The functions of the Auditing Committee are:

- Evaluate and approve the audited financial statements of the Group and recommend their ratification by the Board of Directors.
- To study, analyze, review and control selected financial operations for each of the companies composing Grupo Melo and to present recommendations to the Board of Directors resulting from such studies and analysis

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Auditing Committee (continued)

- To recommend to the Board of Directors any necessary action of administrative nature resulting from such studies and analysis.
- To review the Group's annual internal audit program and recommend appropriate actions.
- To recommend to the Board of Directors the contracting of external auditors and be informed about their annual work program.
- To analyze the audited and non-audited financial statements of the Group's affiliates as well as the management letters issued by the external auditors, giving adequate follow-up to the auditors' recommendations contained therein.
- To request management letters and any other internal audit reports on the Group's affiliates, informing the Board of Directors about those findings considered relevant. To verify the implementation of adopted corrective measures resulting from exceptions reported by the auditors.
- To request those graphs, descriptions or narratives showing instituted internal control measures, including programmed controls, and to inform the Board of Directors about the results of the examinations realized with pertinent suggestions.
- To initiate/recommend studies related to the possible application of fiscal incentives.
- To analyze the semi-annual economic results of the Group's affiliates in order to accomplish their appropriate fiscal planning projections and evaluate proposal for the same purpose from the Controller and Internal Auditors.
- To help in the searching for solutions to reduce the Group's short term debt and seek reduction of the debt-to-capital ratio.
- In the process to comply with its functions, the committee could:
  - a) Undertake "in situ" visits/inspections to any of the Group's affiliates and administrative units under previous advise to Grupo Melo's Chief Executive Officer.
  - b) Require the presence before the Committee of the Controller as well as the Chief Internal Auditor, vice-presidents, managers or principal executives of the various subsidiaries, asking their presence with at least a minimum of 2 weeks advance notice and advising them about of the issues to be discussed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Executive Compensation Committee

Mission: To define an effective and consistent policy address to the recruiting and retention of the best executives in the market. For such purpose the Committee will provide philosophical basis and the adequate procedures to the Director of Human Resources so as to offer a positive labor environment, competitive salaries and benefits, as well as opportunities allowing personal and professional growth within Grupo Melo.

Objective: To achieve a low personnel turnover rate among Grupo Melo's executives.

Permanent Work Plan

- Insist in the compliance of the executive work performance evaluation program.
- Undertake anonymous survey among the executive personnel with the intention to establish a level of satisfaction of such group on its working environment,
- Ascertain how the executive personnel is compensated as compared to the industry. Gather information which permit making comparisons of the Group with the industry.
- Review level of rotation among executive personnel every five years.
- Analyze executives compensations in accordance to hierarchical levels.
- Define the level of executive whom must participate in earnings pool. Revise existing criteria.

Corporate Governance and Strategic Planning Committee

The functions of the Corporate Governance and Strategic Planning Committee are:

- To ascertain for full compliance of the norms of corporate government that govern the operations of Grupo Melo and its subsidiaries
- To recommend amendments or expansion of norms for corporate government to keep them update to changes and new requirements and new demands to the Governance framework.
- To ensure compliance of the institutional Code of Ethic.
- To act as a consulting organism for the elaboration of business strategic projects for consideration of the Board of Directors.
- To monitor compliance to the Group and affiliates' strategic plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information (continued)

Principles of Corporate Ethic

The following Declaration of Principles of Corporate Ethic of the conglomerate of businesses known as Grupo Melo was approved on its Board of Directors regular monthly meeting held on December 29, 2001.

- To assume a responsible and honest attitude toward those we are accountable and to those whom we maintain relations (shareholders, consumers, suppliers, customers, competitors, employees, financial institutions, public entities, general public, among others) maintaining respect to their rights and legitimate interests, avoiding deceive and disinformation.
- To maintain the highest level of respect among all members of the corporation, regardless of hierarchy within the Group and see that there is no harassment, nor discrimination at any level of the organization.
- To carry out our duties with integrity, honesty and responsibility; respond truthfully about our activities within the Group, offer cooperation and work as a team in search of the best profit results for the corporation; be conscious that we belong to a Group and it is our duty to work in the search for its best interest; and utilize the organization assets exclusively for the Group's benefit.
- To make known to the corporation all information relevant to the Group's best interest. No information should be omitted or falsified to nobody, least of all the Shareholders, Board of Directors or Executives at peer or higher levels.
- Maintain confidentiality of those corporate matters which by their very nature we find in the implicit duty of not revealing them. This commitment must be maintain even after leaving the Group since we had acquired such knowledge because at the moment, it was revealed to us due to our consideration as a privileged member with the tacit obligation of not reveling it.
- Respect private life and recognize that as individuals all have rights, responsibilities and social and family requirements that transcend the corporation environment.
- Act with justice in the granting of opportunities within the Group, as well as in front of those groups or persons with direct or indirect relations with the organization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and applicable requirements of the Republic of Panama laws.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Basis of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Maderas Sterling, S. A., Inversiones Chicho, S. A., Estrategias y Restaurantes, S. A., Altos de Vistamares, S. A., Desarrollo Urania, S. A., Desarrollo Oria, S. A., Desarrollo Ana Luz, S. A., Desarrollo Nuario, S. A., Desarrollo Amaya, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Estrategias y Restaurantes, S. A., not held by the Group.

Use of estimates

The preparation of the consolidated financial statements in accordance with International Financial Reporting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory and reserve for seniority premium.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Cash

Cash on hand and in banks, which are held to maturity, are carried at cost.

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory or obsolete

Management keeps an established policy for the determination of the provision for slow moving inventory or obsolete based on the type of product, and the inventory rotation. Slow movement or obsolete inventory is reduced from the allowance. In order to determine the slow moving or obosolete inventory allowance the following criteria is used:

Machinery Division

Agriculture and industrial parts	- 50% as of the 61 month
Agro-industrial tires	- 50% as of the 61 month
Truck tires	- 50% as of the 49 month
Car tires	- 50% as of the 37 month

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Allowance for slow moving inventory or obsolete (continued)

At the subsequent 12 months, the remaining 50% of the monthly cost, is provisioned.

Stores Division

Inventory of merchandise	P1 6 –12 months with no sales
	P2 12 – 24 months with no sales
	P3 24 or more months with no sales
	10% - 25 months
	15% - 26 to 36 months
	20% - 37 to 48 months
	55% - 48 or more months

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting, and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consist of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A. and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and any impairment in value. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset as follows:

Building and improvements	- 30 to 40 years
Machinery and equipment	- 3 to 16 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Properties, equipment and improvements (continued)

The values are reviewed as of the date of the balance to review if they are registered over their recoverable value and where the carrying values exceed the estimated recoverable amount, the assets are written down to their recoverable amount. The registered value of property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. Loss from impairment is recognized in operations.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation. Revenue resulting of the physical growth of the trees is recognized in operations.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Deferred income tax (continued)

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies (continued)

Income recognition (continued)

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. Cash

Cash was as follows as of March 31:

		March 2005		*December 2004*
Cash on hand	**B/.**	**71**	B/.	73
Cash in banks:				
Checking accounts		**3,739**		2,553
	B/.	**3,810**	B/.	2,626

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Notes and Trade Receivable, Net

Notes and trade receivable were comprised of the following, as of March 31:

		2005		*2004*
Current portion of notes receivable	B/.	8,963	B/.	8,118
Trade receivables		14,162		14,915
Allowance for doubtful accounts		(642)		(527)
		22,483		22,506
Accounts receivable - other:				
Employees		179		220
Other		1,346		982
		24,008		23,708
Less: current portion		18,949		19,188
	B/.	5,059	B/.	4,520

5. Loans Receivable, Net

A detail of loans receivable at March 31, is as follows:

		2005		*2004*
Automobile financing	B/.	222	B/.	224
Personal loans		3		3
Commercial loans		39		46
		264		273
Allowance for doubtful loans		(174)		(174)
		90		99
Deferred interest		(62)		(65)
Insurance		(10)		(10)
	B/.	18	B/.	24

6. Inventories

At March 31 inventories are detailed as follows:

		2005		*2004*
Goods and materials	B/.	14,916	B/.	16,488
Machinery and equipment		2,014		2,046
Automobiles and spare parts		3,941		3,104
Poultry, eggs and food		5,996		4,789
Other (tires and batteries)		441		1,182
		27,308		27,609
Allowance for slow moving inventory or obsolete		(46)		(46)
		27,262		27,563
Inventory in transit		2,077		2,600
	B/.	29,339	B/.	30,163

Grupo Melo, S. A. | Quarterly Financial Statements (in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Inventory of Layer Hens

	2005	*2004*
Reconciliation of book value of layer hens as of January 1, 2003	**B/. 558**	B/. 386
Decrease due to sale, fatality and accumulated depreciation of layer hens	**48**	172
	B/. 606	B/. 558

IFRS 41 establishes the presentation of the financial statements and information to be revealed related to the agricultural activity, and the biological transformation of life animals or biological assets.

8. Investment, at Equity

At March 31, investments were as follows:

	% of Participation	*March 2005*	*December 2004*
Procesadora Moderna, S. A.	**50%**	**B/. 1,849**	B/. 1,849
Compañia Ulises, S. A.	**50%**	**135**	135
Panama Grain Terminal, S. A.	**25%**	**100**	100
Bulk Cargo, S. A.	**50%**	**37**	37
Comercializadora Regional Centroamericana, S. A.	**16%**	**50**	50
Recuperación de Prteinas	**50%**	**570**	570
		2,741	2,741
Participation on inicial accumulated losses		**(1,058)**	(1,061)
Participation on yearly (losses) income		**-**	(113)
Withdrawal of investment		**-**	116
Participation on losses at end of year		**(1,058)**	(1,058)
		1,683	1,683
Other investments		**72**	72
		B/. 1,755	B/. 1,755

The investment in Panama Grain Terminal, S. A. is presented at cost, because the Company did not have operations at march 31, 2005.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004

9. Properties, Equipment and Improvements, Net

		Properties		*Machinery and Equipment*		*Leased Equipment*		*Construction in Progress*		*Total*
At January 1, 2005, net of accumulated depreciation and amortization	B/.	31539	B/.	19,114	B/.	530	B/.	473	B/.	51,656
Additions		49		343		-		186		578
Reclassifications		50		-		-		(50)		-
Disposals		(230)		(102)		(529)		-		(861)
Disposals depreciation		230		102		529		-		861
Depreciation and amortization		(408)		(742)		(80)		-		(1,230)
At March 31, 2005, net of accumulated depreciation and amortization	B/.	31,230	B/.	18,715	B/.	450	B/.	609	B/.	51,004
At January 1, 2004										
At cost	B/.	46,438	B/.	56,739	B/.	6,288	B/.	473	B/.	109,938
Accumulated depreciation and amortization		(14,899)		(37,625)		(5,758)		-		(58,282)
Net carrying amount	B/.	31,539	B/.	19,114	B/.	530	B/.	473	B/.	51,656
At March 31, 2005										
At cost	B/.	46,306	B/.	56,983	B/.	5,759	B/.	609	B/.	109,657
Accumulated depreciation and amortization		(15,076)		38,268		5,309		-		58,653
Net carrying amount	B/.	31,230	B/.	18,715	B/.	450	B/.	609	B/.	51,004

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(in thousands of dollars)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

10. Forestal Investment

The reforestation investment is regulated by the Executive Law No.89 (from November 8, 1993) which regulates Law No.24 from November 23, 1992 and is as follows:

	1996	*1997*	*1998*	*1999*	*2000*	*2001*	*2002*	*2003*	*2004*	*2005*	***Total* 2005**	***Total* 2004**
Reforestadora Los Miradores, S. A.	B/. 527	B/. -	B/. 101	B/. 28	B/. 20	B/. 22	B/. 30	B/. 22	B/. 41	B/. 15	**B/.806**	B/. 791
Reforestadora El Zapallal, S. A.	-	258	269	250	135	95	118	150	203	26	**1,504**	1,478
Profits from changes on the reasonable value less estimated costs of sales	-	-	-	-	-	-	-	93	879	-	**972**	972
	B/. 527	B/. 258	B/. 370	B/. 278	B/. 155	B/.117	B/.148	B/.265	B/.1,123	B/.41	**B/.3,282**	B/.3,241

The disbursements made during the 2005 period are due to the costs of treatment and maintenance of the equipment, transportation and freight, cut and cleaning which are performed in the reforestation activity. The forestal investment in Reforestadora Los Miradores, S. A. is composed of species such as: teca, pino, cedro espino, laurel, roble, eucalipto, terminalia in a total landscape of 280 hectares. The forestal investment in Reforestadora El Zapallal is compose of species as: cedro espino and teca in a total landscape of 597.3 hectares of which 38.3 hectares represents access road, hunting and security areas.

At the present time the Company has recognized profits resulting from changes in the reasonable value less estimated costs of sales of the reforestation investment attributed to physical changes.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Accrued Expenses and Other Liabilities

The following is a detail of accrued expenses and other liabilities at March 31:

	2005	*2004*
Reserve for vacations	**B/. 460**	B/. 558
Income tax and social security	**371**	418
XIII month	**425**	67
Managers' participation	**101**	99
Interests payable	**166**	153
Payroll deductions and others	**358**	500
	B/. 1,881	B/. 1,795

12. Credit Agreements

The Group has agreements for short-term credit lines with nine banks up to B/.37,700 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of March 31, 2005, the used portion of the credit lines was B/.23,937

The credit agreements entail the following covenants and guarantees:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843, 106489, 152041,50016, 7576,6955, 34840, 38740, 37038, 99848 and 2733

- Dividends to shareholders are allowed up to 50% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

Grupo Melo, S. A. Quarterly Financial Statements (in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Interest - Bearing Loans and Borrowings

At March 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	*Maturities*		***2005***		*2004*
Short - term						
Overdraft and bank loans	5-7.5%	2005	**B/.**	**23,937**	B/.	20,626
Mortgages	5-7.5%	2005		**3,495**		2,734
Capital lease agreements	7-9%	2005		**303**		448
			B/.	**27,735**	B/.	23,808

	Interest	*Maturities*		***2005***		*2004*
Long - term						
Mortgages	5-7.5%	2009	**B/.**	**3,419**	B/.	3,989
Capital lease agreements	7-9%	2007		**147**		111
			B/.	**3,566**	B/.	4,100

Mortgages loans

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 3314, 3381, 3382 105310, 45897, 111084, 123987, 143675, 11261, 11569, 13266, 13419, 13718, 34733, 34739, 34799 and 34811
- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Comercial Negotiable Securities

The Panama National Securities Commission authorized, to float to the general public an issue of Comercial Negotiable Securities (V.C.N.) up to a maximun of Five Million Balboas (B/.5,000.00). As March 31, 2005 the company had placed B/.3,000.00 on the Securities Market. This V.C.N. bears renewable maturity of 180 days from the date of issuance in 2004. The maturity dates are February to june 2005, and the bonds generate an interest based in a referenced annual rate of 5 – 5.5%, payables on maturity to the holder.

This issue is backed up with the general credit of Sarasqueta y Cia, S.A. and several bonds of Grupo Melo, S.A.

15. Bonds Payables

The issues are secured by the general credit of the issuing corporations, plus a trust covering negotiable instruments, and the joint guarantee of Grupo Melo, S.A.

The indentures are secured by the following:
Mortgages and antichreses an parcels 15005,22166,53454, 18229, 27279, 32498, 34986, 37133, 43360, 1749, 10984 y 48510, 11253, 203937, 203939, 205937, 186599, 187985, 196306,205878,209982,206320,213724, 211403, 23047, 29513, 11986, 16857, 39570, 41088, 54049, 123985, 23394, 27399, 27665, 33786, 49008, 55655, in addition to parcels 39226, 40371, 40381, 40391, plus others on which on which the Manuel E. Melo factory is located.

The details of bonds payables are as follow

	2005	2004
Altos de Vistamares, S.A.		
Bonds issue with a face value of B/.3,000 floated Serially, bearing interest payabes quarterly, at an Adjustable rate based on prime + 2.25% p.a. which Shall never be less than 7.25% p.a., nor greater than 10% p.a., maturing in December 2008	**B/.3,000**	B/.3,000
Empresas Melo, S.A.		
Bond issue with a face value of B/.15,000,000 Floated serially bearing fixed interest of 8.25% p.a. payables quarterly, maturing in December 2012.	**B/. 12,310**	B/.12,604
Bonds issue with a face value of B/.5,000,000 floated Serially, bearing interest payable quarterly at 8% p.a. Maturing in December 2006.	**B/. 5,000**	5,000

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Bonds Payable (continued)

	2005	2004
Bonds issue with a face value of B/.1,500, floated As Series A, bearing interest rate based on Prime Rate Plus 2.50 %. In no event shall the interest rate be less Than 6% nor more than 10% p.a., maturing in December 2006	**1,500**	1,500
Bond issue with a face value of B/.1,500 floated as Serie B, bearing an interest rate based on Prime Rate Plus 2.50% p.a. In no event shall the interest rate be less Than 6.5% nor more than 10.5% maturing in December 2007.	**1,500**	1,500
Bonds issue with a face value of B/.1,500 floated as Series C, bearing an interest rate based on Prime Rate plus 2.75% p.a. In no event shall the interest Rate be less than 7% nor more than 11%, maturing In December 2008	**1,500**	1,500
Bond issue with a face value of B/.1,500 floated as Serie D, bearing an interest rate based on Primer Rate Plus 2.75 % p.a. In no event shall the interest rate be Less than 7.5% nor more than 11.5%, maturing in December 2009.	**1,500**	1,500
	B/. 11,000	B/. 11,000

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Bonds Payable (continued)

Empresas Melo, S.A.	**2005**	2004
A. **Series B:** Series B bonds shall mature from December 2005. The interest rate is fixed at 9.75 % p.a.	**1,000**	1,000
B. **Series C:** Series C bonds shall mature from December 2006. The interest rate is fixed at 10% p.a.	**1,500**	1,500
C. **Series D:** Series D bons shall mature from December 2007. The interest rate is fixed at 10.25% p.a.	**1,500**	1,500
D. **Series E:** Series E bons shall mature from December 2008. The interest rate is fixed at 10.5% p.a.	**1,500**	1,500
E. **Series F:** Series F bonds shall mature from December 2009. The interest rate is fixed at 10.75 % p.a.	**1,500**	1,500
F. **Series G:** Series G bonds shall mature from December 2010. The interest rate is fixed at 11% p.a.	**1,500**	1,500
	B/. 8,500	B/. 8,500
Total	**34,810**	35,104
Less: Current portion	**2,245**	2,245
	B/. 32,565	B/. 32,859

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Industrial Incentives

Empresas Melo S.A., . were granted by means of its registration in the Offical Register of the Industry, the industrial incentive for the advancement and development of the local industries and exports, foreseed in Law No.3 of March 20, 1986. For Empresas Melo this incentive was extended until 2010.

The companies has been granted, among others, the following tax incentives:

a) Payment of 3% import duties on machinery, equipment, spare parts, accessories and raw material to be used in the manufacturing of their products.

b) Exemption of income taxes on earnings reinvested in the expansion of the factory's production capacity and for the development of new products.

c) Loss-carryforward to be applied from taxable income for three years following the period in they were incurred.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Tax

Major components of tax expense for the three months ended March 31 were:

	March 2005	*March 2004*
Current:		
Income tax	**B/. 355**	B/. 94

Deferred tax assets

Deferred taxes at March 31 relates to the following:

	Computation Basis	*March* ***2005***	*December 2004*
Seniority premium	**B/. 1,062**	**B/. 319**	B/. 319
Carryforward losses	**972**	**291**	291
	B/. 2,043	**B/. 610**	B/. 610

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Income Tax (continued)

The Group computed deferred tax asset for the amount of B/.613. at March 31, 2004. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A. which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,043 at March 31, 2004. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

According to the International Financial Reporting Standards No.12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2004.

18. Dividends Paid

During year 2005, dividends of B/.0.05 per ordinary share (totaling B/.101) were declared and paid.

During year 2004, dividends of B/.0.05 per ordinary share (totaling B/.100) were declared and paid.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Segment Information

The Group's operationg businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The stores segment is a wholesale company dedicated to represent and distribute agricultural products and hardware store products, construction, home appliances, pets and gardeners.

The poultry segment is comformed by production, animal feeds, marketing and added value products areas. The segment of foods – animal feeds is where the breeders are raised to maturity to begin their reproductive cycle when hens will produce fertile eggs to supply our incubation facilities. The segment of animal foods is specialized in the production of balanced foods for animals, particulary for poultry. The segment is responsible for selling and distributing processed chicken meats, eggs and poultry derivate products. The segment added value products is the factory Manuel E. Melo responsible for processing and marketing food products made from chicken.

The machinery segment specializes in the distribution of commercial vehicles, equipment and machinery for the agriculture and construction sectors, and spare parts and tires for passenger and commercial vehicles. Aditionally, provide shop and garage repairs services for vehicles and equipment.

The lumber segment is dedicated to the manufacturing of solid wood and panel doors.

The restaurant segment is the fast food chain with an extensive menu of fried and baked chicken, salads, fried food, sandwiches, sodas and natural fruit beverages.

The real estate segment is the development of mountain projects with cool climate.

The reforestation segment is where the reforestation projects are made.

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. Basic Earning per Share

Basic earnings per share must be calculated by dividing the year´s net income, per the number of shareholdes or common shares or the number of shares issued and in circulation.

	March ***2005***	*March* *2004*
Net income to be granted to shareholders Common shares for basic earnings	**B/. 828**	B/. 695
Number of common shares issued Applicable for basic net income per share	**2,324,314**	2,324,314
Basic earnings per share	**B/. 0.36**	B/. 0.29

There are no other transactions refered to common shares since the date of the report and before the finishing of these financial statements.

21. Directors Fees

The executive members of the Board of Directors received fees for B/.110 (2004 – B/.117). Of these amounts, Directors of Grupo Melo with management functions received B/.100 (2004 – B/.105) , and external Directors without functions within the Group received B/. 10 (2004 – B/.12).

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. General and Administrative Expenses

The following is a detail of general and administrative expenses for the three months ended March 31:

	2005	*2004*
Salaries, commissions and premiums	**B/. 4,214**	B/. 4,139
Labor lease	**1,635**	1,489
Travel, allowance and transportation	**209**	236
Legal and professional fees	**524**	447
Insurance costs	**98**	113
Rent	**488**	444
Electricity, telephone and water	**1,125**	1,036
Repair and maintenance	**315**	384
Machinery repair and maintenance	**311**	252
Cleaning	**293**	262
Inventory	**24**	35
Packaging, bags and paper	**498**	519
Office expenses	**199**	165
Stamps and sealed paper	**68**	44
Taxes	**165**	176
Bad debts	**132**	100
Delivery, freight and transport	**457**	580
Fumigation and medical expenses	**211**	205
Abvertising	**453**	430
Bank charges	**122**	108
Gas and lubricants	**703**	557
Vehicle	**82**	61
Vehicle maintenance and spare parts	**232**	260
Supply and materials	**182**	174
Breeds	**66**	70
Governmental and municipal taxes	**125**	135
Selling expenses	**322**	281
Employee benefits	**308**	280
Equipment rent	**7**	8
Expenses transferable to cost	**(7)**	(11)
Miscellaneous	**302**	282
	B/. 13,863	B/.13,261

(in thousands of dollars)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingency

Commitments and contingency are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

	March **2005**		December *2004*	
Within one year	**B/.**	**303**	B/.	448
After one year but not more than three years		**147**		110
	B/.	**450**	B/.	558

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

Technology license and technical assistance agreement (continued)

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200.

Contingency

Civil Proceedings

There is a civil proceeding filed by Pavensa Overseas, S. A. against Grupo Melo, S. A., Cultivos Tecnicos de Panama, S. A., Construcciones Campestres, S. A., Edificaciones y Materiales, S. A. and Altos de Vistamares, S. A. where the plaintiff claim damages, including lost profits, pain and suffering, social and comercial, with respect on the constructions defects of a house of the plaintiff located in el Valle de Antón, Cocle province. The quantity of the claim is B/.500. The process is located in the Superior Court in appeal because both parties appeal against the lower Court Judgement No.24 of July 8, 2003.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingency (continued)

Contingency (continued)

Civil Proceedings (continued)

The appeal judgement sentenced jointly and severally Altos de Vistamares, S. A. and Construcciones Campestres, S. A. to pay Pavensa Overseas, S. A. the amount of B/.19 for damages, labor and materials destinated for the construction of improvements by the plaintiff and pending works.

Complaints

Civil Proceedings

There is a civil proceeding filed by Olmedo Acevedo Sevillano, Eduardo Bustamante Domingo Gonzalez, G., Armando Paredes y Rolando Morales against Melo y Cia., S. A. and others. This complaint is pending of admission and evidence practice.

There is a civil proceeding filed by Import Export Company Limited (Amex Ltd.) against Arias & Arias Consulting, Cambria Mystic Corp., and Maderas y Materiales de Construccion, S. A., This complaint is pending of transfer.

Criminal and Administrative actions

Criminal process for felonious homicide (Car accident) against Reinaldo Vargas, where a motion of damages was filed against Melo y Cia., S. A. (Penonome & Chorrera), actually Melo y Cia. for the amount of B/.2,377. The hearing took place on December 29, 2003 and is located in the first Criminal Court of Penonome, pending for a veredict.

The administration explain to us that the Group has a Insurance policy for Civil Responsibility which will cover all the damages caused during the accident, if it was found responsible of the incident.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. Commitments and Contingencies (continued)

Criminal and Administrative actions (continued)

There are eight administrative actions in the appeal stage in their respective courts and criminal processes for crimes against life and personal integrity (Personnal Lesions or Felonious Homicide) which were also the result of car accidents in which there are involved personnel and vehicles property of Grupo Melo, S. A. y Subsidiarias.

In both administrative and criminal processes the lawyers are defending energically all the interests of Grupo Melo, S. A. y Subsidiarias. However, if the outcome of all these processes goes against Grupo Melo, S. A. y Subsidiarias, the Company may be subject to lawsuits for damages and injuries caused by car accidents, which originate these processes.

Labor Processes

Poultry Division

Labor process for the annulation of the termination of labor relation filed by Juan Manuel Peña against Grupo Melo, S. A. and/or Empacadora Avicola, S. A. The economic risk of declaring void the mutual agreement would cause to accept that the labor relation is not over, plus hence owed salaries, the lawyer fees.

Lumber Division

Labor process for injustified laid off filed by Jose Gomez against Comercial Madedera, S. A.(previously Comercial de Materiales, S. A.) in which the suit party claims reintegration to his position, owed salaries, and the return of an amount of money that was supously illegally discounted to the employee. The economic risk is of approximately B/.7,833 The process is on the Conciliation and Decision Board who will notify the parties the date of the hearing.

At the date of the Balance Sheet, no provision was made in order to cover any of these complaints

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Subsequent Event

Merger

Public Deed Number 1980 of February 10, 2005 materialized the merger by absorption of Empolladora Panamá, S. A. and Alimentos Melo, S. A., Franquicias Multinacionales, S. A., Corporación Pio Pio, S. A., Restaurantes Melo, S. A., Edificaciones y Materiales, S. A. Financiera Mercantil, S. A., A vicola Consolidada, S. A., Embutidos y Conservas de Pollo, S. A., Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Comercial Melo, S. A., Comercial de Materiales, S. A., Reforestadora Los Miradores, S. A., El Zapallal, S. A., Melo y Cia., S. A., Materiales y Maderas de Construccion, S. A., Compañia Panameña de Maquinarias, S. A., Copama Azuero, S. A., Copama David, S. A., and Turin Motors, S. A. Simultaneously, the parties agreed to change the corporate name from Empolladora Panama, S. A. to Compañía Melo, S. A., as the new firm will be styled.

Also trough public scriptūre registes N° 2745 of Febreary 23th 2005, Melo Company firm changed its name for Empresas Melo S.A.

IV PART
FINANCIAL STATEMENTS OF GUARANTORS OR BONDSMEN

Grupo Melo, S.A. own the 100% of the shares issued and circulating. The shares do not have guarantors so does not apply.

V PART
TO CERTIFICATE THE TRUSTEE

Two of the companies that belong to Grupo Melo, S.A. have valuables registered in the Comision Nacional de Valores (National Commission of Valuables), guaranteed by a trustee system as it is detailed further on and which certificates where surrendered to the Comision Nacional de Valores:

TRUSTEE	ISSUER	AMOUNT
Banco General, S.A.	Embutidos y Conservas Nacionales	9,500,000.00
Banistmo, S.A.	Compañia de Finanzas y Servicios, S.A.	15,000,000.00
Banistmo, S.A.	Sarasqueta y Compañía, S.A.	6,000,000.00
Banistmo, S.A.	Altos de Vistamares, S.A.	3,000,000.00

DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from May 31, 2005.

Legal Authorized Representative

Illegible signature

Eduardo Jaspe
Vicepresident

Coat-of-Arms

REPUBLIC OF PANAMA
Province of Panama

FOURTH NOTARY OF THE CIRCUIT

LAWER EMETERIO MILLILER R.
NOTARY FOURTH

Telephone: 229-1062
229-1296

Calle 90 Lourdes
Via España
Edificio Plaza Camelia
(By the Public Registry)

COPY:

Public Document__________of March 29, 2005

By which is performed a:

Notarial Sworn Declaration

Republic of Panama
17-3-05 $4.00 Revenue Stamp
Notary 4, Panama

Round Seal: Fourth
Notary of the Circuit

REPUBLIC OF PANAMA
NOTARIAL PAPER
Coat-of-Arms
NOTARY FOURTH OF THE CIRCUIT OF PANAMA

NOTARIAL SWORN DECLARATION

In the city of Panama, Capital of the Republic of Panama and capital of the Notarial Circuit of the name, at the twenty nine (29)
Days of the month of March of year two thousand five (2005), before me JULIO CESAR DE LEON, Public Notary Four of the Circuit of Panama, First Assistant, with personal identity card number eight-one hundred sixty-four hundred seventy nine (8-160-469), personally appear: Arturo Donaldo Melo Sarasqueta, male, Panamanian, of full age, married, resident of this city, with personal identity card eight-sixty eight-four hundred twenty six (8-68-426), Principal Director, Chief Executive President and General Manager of the Corporation GRUPO MELO, S.A.; and Eduardo Jaspe, male, Panamanian, of full age, unmarried, resident of this city, with personal identity card number eight – two hundred eight – three (8-288-3); Principal Director, Executive Vice President of Finance and Planning and Treasurer of the corporation GRUPO MELO, S.A. corporation constituted in accordance with the Panamanian legislation and duly registered in the Microjacket twenty one thousand two hundred twenty three (21223), Film one thousand twenty (1020) and frame five hundred twenty four (524) of the Section of Microjacket (Mercantile) of the Public Registry of Panama, all located in Via España, Rio Abajo, Edificio 2313, District of Panama, Province of Panama, Republic of Panama, persons whom I know, with the purpose to fulfill the dispositions contained in the Agreement Seven – zero two (7-02) of October fourteenth (14) of the year two thousand two (2002) in the Comision Nacional de Valores de la Republica de Panama (National Commission of Securities of the Republic of Panama), know all men by these presents, under the seriousness of an Oath, the following:--

a) That each one of the signers have examined the Consolidated Financial Statements GRUPO MELO, S.A., corresponding to the fiscal year the finished on December 31, 2004.---------
b) That at their judgments, the Consolidated Financial Statements do not contain false information or declarations on important facts, nor omit information on the important facts that must be disclosed in virtue of the Law Decree one (1) on nineteen ninety nine and its regulations, or that must be disclosed so that the declarations made in such statement do not be trendy or fraudulent under the circumstance on which were performed. -------------
c) That at their judgments the Yearly Consolidated Financial Statements and any other financial information contained in same, reasonable represent in all its aspects the financial condition and the operations results of GRUPO MELO, S.A. for the corresponding period of January one (1) of the year two thousand four (2004), at December thirty one (31) of the year two thousand three (2004).-----------------------------------
d) That the signers---

d.1 are responsible of the establishing and maintenance of the corporation internal controls—

d.2 Have designed the internal control mechanism that guarantee that all the information of importance of GRUPO MELO,S.A. and its consolidated subsidiaries, be of their knowledge, particularly during the period on which the reports are prepared.-----
----

d.3 Have evaluated the effectiveness of the internal controls of GRUPO MELO, S.A. within the ninety (90) days previous to the emission of the Consolidated Financial Statements.—

d.4 Have presented in the Consolidated Financial Statements its conclusions on the effectiveness of the internal controls based on the evaluations performed in that date.--
--

e) That each one of the signers has revealed to the auditors of GRUPO MELO,S.A. the following:------------------------------

e.1 That all the significative deficient that emerge in the frame of the design and operation of the internal controls, that may affect negatively the capacity of GRUPO MELO, S.A. to register, process and report financial information, and show to the auditors any weakness existing in the internal controls.-

e.2 Any fraud, important or not, that involves the administration or other employees that have a significative roll in the performance of the internal control of GRUPO MELO, S.A.

f)That each one of the signers has revealed to the external auditors the existence or not of the significative changes in the GRUPO MELO, S.A., or any other factors that could affect on an important form as controls with posteriori to the evaluation date, including the formulation of corrective actions with respect to important deficiency or weakness within the corporation.--

We make this present declaration to be presented before the Comision Nacional de Valores (National Securities Commission).--

Read as it was this declaration to those who appear in the presence of the Attesting Witnesses MIRNA GUEVARA DE BUENDIA, with personal identity card number eight – one hundred fifty seven – six hundred twenty one (8-157-621) and BELKIS DE IVALDI, with personal identity card number eight – one hundred sixty two – one thousand eight hundred and seven (8-162-1807), both of full age, Panamanians and residents of this city, whom I know, and are competent to perform the position, the found it in accordance, and impart their approval and in constancy of which they sign it all together with the before mentioned witnesses before me, the Notary that certifies---
----

Illegible signature ARTURO DONALDO MELO SARASQUETA	Illegible signature EDUARDO JASPE
Illegible signature MIRTA GUEVARA DE BUENDIA	Illegible signature BELKIS DE IVALDI

JULIO CESAR DE LEON
First assistant Fourth Public Notary